Exhibit 3.4

Exhibit 3.4

FORM OF UNSECURED BOND

[__________________], 20__

Las Vegas, Nevada

$[___________________]

FOR VALUE RECEIVED, LIVE VENTURES INCORPORATED, a Nevada corporation (the “Company”), hereby promises to pay to the order of [________________________] (the “Investor”), the principal sum of $[_____________], together with interest thereon at a fixed interest rate of [_____]%) per annum (“Interest”). This Unsecured Bond (this “Bond”) is one of a series of unsecured bonds and is issued by the Company to the Investor pursuant to the terms and provisions of a Subscription Agreement (the “Subscription Agreement”) entered into or to be entered into by and between the Company and the Investor. Capitalized terms used but not defined herein but have the meanings ascribed to them in the Subscription Agreement.

1.       Payment. All payments of Interest and Principal shall be in lawful money of the United States of America to the Investor, at the address of the Investor as set forth in the Subscription Agreement or to such other address as specified by the Investor in writing to the Company from time to time

2.       Maturity. The entire unpaid Principal and all accrued and unpaid accrued Interest shall become due and payable in full on [__________] (the “Maturity Date”).

3.       Interest Payment. Interest shall be due and payable as follows (please check one):

☐	All Interest and any other amounts owed will be due and payable on the Maturity Date.

☐	Accrued Interest will be payable on the [______] day of each ☐ month ☐ quarter beginning on [________] [_____], [_______]. Principal plus any accrued and unpaid Interest and any other amounts owed will be due and payable on the Maturity Date.

4.       Prepayment. The Company shall have the right to prepay (without any premium or penalty) any and all amounts owed under this Bond in whole or in part at time any and from time to time, provided that any such prepayment must be accompanied by the accrued and unpaid Interest on the Principal being prepaid through the date of prepayment.

5.        Order of Application of Payments. Unless otherwise agreed to in writing by the parties or required by applicable law, each payment under this Bond shall be credited in the following order: (a) Interest payable under the Bond, including accrued but unpaid Interest, and (b) Principal outstanding under the Bond.

6.       Default. The following events shall constitute an “Event of Default”:

(a)	nonpayment of any Principal and Interest under this Bond within five business days after it is due and payable;

(b)	an involuntary bankruptcy case is filed against the Company that remains undismissed for 60 days, or, if earlier, an order granting the relief sought is entered; or

(c)	the Company commences a voluntary case under applicable bankruptcy or insolvency law, consents to the entry of an order for relief in an involuntary case under any such law, or consents or is subject to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, or other similar official of the Company or all or substantially all of its property, or makes an assignment for the benefit of creditors, or fails generally or admits in writing to its inability to pay its debts as they become due.

7.       Costs. In any dispute or litigation arising hereunder or related to this Bond, the losing party shall pay the reasonable costs and expenses (including reasonable attorneys’ fees and legal expenses) paid or incurred by the prevailing party.

8.       No Transfer. The Investor shall not assign, transfer, sublicense, or otherwise delegate its rights or responsibilities under this Bond to any person without the prior written consent of the Company. Any such assignment, transfer, sublicense, or delegation in violation of this Section shall be null and void.

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9.       Assignment. This Bond inures to and binds the heirs, legal representatives, successors, and permitted assigns of the Company and the Investor.

10.       Governing Law and Venue; Waiver of Jury Trial. This Bond shall be construed and enforced for all purposes according to the laws of the State of Nevada (excluding its conflicts of law provisions). Any legal suit, action or proceeding arising out of or based upon this Agreement shall be instituted in the courts of the State of Nevada in each case located in Clark County, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, or proceeding. Service of process, summons, notice, or other document by mail to such party’s address set forth in the Subscription Agreement shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action, or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action, or proceeding brought in any such court has been brought in an inconvenient forum.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS BOND IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS BOND.

11.       [Made or Arranged by a Broker. The Company and the Investor acknowledge that this Bond may have been made or arranged by a securities broker-dealer licensed under the Financial Industry Regulatory Authority (FINRA) and that the broker’s participation may have been a material factor in consummating this loan.]

12.       Maximum Rate of Interest. All agreements between the Company and the Investor are expressly limited, so that in no event or contingency, whether because of the advancement of the proceeds of this Bond, acceleration of maturity of the unpaid Principal balance, or otherwise, shall the amount paid or agreed to be paid to the Investor for the use, forbearance, or retention of the money to be advanced under this Bond exceed the highest lawful rate permissible under applicable usury laws. If, under any circumstances, fulfillment of any provision of this Bond, after timely performance of such provision is due, shall involve exceeding the limit of validity prescribed by law that a court of competent jurisdiction deems applicable, then, ipso facto, the obligations to be fulfilled shall be reduced to the limit of such validity. If, under any circumstances, the Investor shall ever receive as interest an amount that exceeds the highest lawful rate, the amount that would be excessive interest shall be applied to reduce the unpaid Principal balance under this Bond and not to pay interest, or, if such excessive interest exceeds the unpaid Principal balance under this Bond, such excess shall be refunded to the Company. This provision shall control every other provision of all agreements between the Company and the Investor.

13.       Authorization. The person(s) executing this Bond on behalf of the Company warrants and represents that he is duly authorized to enter into this Bond and that this Bond constitutes the valid and binding obligations of the Company, and enforceable against the Company in accordance with its terms.

14.       No Modifications or Amendments; No Waiver. The lack of enforcement by either party of any of its rights, privileges or benefits under this Bond shall not constitute a waiver, whether express or implied, of such rights, privileges, or benefits. Additionally, a waiver of any provision in one event shall not be construed as a waiver of any other provision at any time, as a continuing waiver, or as a waiver of such provision on a subsequent event.

15.       Severability. In case any provision (or any part of any provision) contained in this Bond shall for any reason be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision (or remaining part of the affected provision) of this Bond, but this Bond shall be construed as if such invalid, illegal, or unenforceable provision (or part thereof) had never been contained herein but only to the extent such provision (or part thereof) is invalid, illegal, or unenforceable.

16.       Financial Information. Within 120 days following the end of each fiscal year of the Company, subsequent to the date of the Bond and prior to the Maturity Date, the Company will deliver a copy of its annual financial statements to the Investor. The Investor hereby consents to delivery of the financial statements via (i) physical delivery to the address provided in the Subscription Agreement, (ii) electronic delivery to the electronic mail address provided in the Subscription Agreement, or (iii) by constructive delivery through the U.S. Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) database.

18.       Time. Time is of the essence with respect to the terms of this Bond.

19.       Headings. Section and paragraph headings are for reference only and shall not affect the interpretation or meaning of any provisions of this Bond.

20.       Lost, Stolen, Destroyed, or Mutilated Bonds. In case any Bond shall be mutilated, lost, stolen, or destroyed, the Company shall issue a new Bond of like date, tenor and denomination and deliver the same in exchange and substitution for and upon surrender and cancellation of any mutilated Bond, or in lieu of any bond lost, stolen, or destroyed, upon receipt of an affidavit of lost, stolen or destroyed bond in a form satisfactory to the Company.

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IN WITNESS WHEREOF, the Company has executed this Bond by a duly authorized officer as of the date first set forth above.

LIVE VENTURES INCORPORATED

By: _________________________________

Name:

Title:

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